SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

Overture Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

G6830P100
(CUSIP Number)

Malibu Partners LLC
15332 Antioch Street #528
Pacific Palisades, CA 90272
Attention: Kenneth J. Abdalla

Tel:  310-393-1370
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 9 pages

CUSIP No.:  G6830P100

NAME OF REPORTING PERSON

1.           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Malibu Partners, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]

3           SEC USE ONLY

4           SOURCE OF FUNDS

PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  [    ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 367,200* 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 367,200*

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

367,200*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [    ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%*

14           TYPE OF REPORTING PERSON

OO

  *  As of January 25, 2010.

Page 2 of 9 pages

CUSIP No.:  G6830P100

1           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Malibu Capital Partners, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]

3           SEC USE ONLY

4           SOURCE OF FUNDS

PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  [     ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 2,706,220* 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 2,706,220*

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,706,220*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.6%*

14           TYPE OF REPORTING PERSON

OO

 *  As of January 25, 2010.

Page 3 of 9 pages

CUSIP No.:  G6830P100

1           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Kenneth J. Abdalla

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]

3           SEC USE ONLY

4           SOURCE OF FUNDS

PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  [     ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 3,073,420* 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 3,073,420*

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,073,420*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3*

14           TYPE OF REPORTING PERSON

IN

 *  As of January 25, 2010.

Page 4 of 9 pages

 ITEM 1.                      Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Overture Acquisition Corp., a Cayman Islands exempted company with limited liability (the “Company” or the “Issuer”), with its principal executive offices located at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

ITEM 2.                      Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Malibu Partners LLC, a California limited liability company (“Malibu Partners”); (2) Malibu Capital Partners LLC, a California limited liability company (“Malibu Capital”); and (3) Kenneth J. Abdalla, a United States Citizen (“Mr. Abdalla”).  Mr. Abdalla is the Managing Member of Malibu Partners and Malibu Capital.  The principal business of each of Malibu Partners, Malibu Capital and Mr. Abdalla is investing and trading in securities and financial instruments for its own account.

(d)–(e)                      During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      Source and Amount of Funds or Other Consideration

The funds used to acquire the securities described in this Schedule 13D were from the personal funds of the Reporting Persons, and the amount of funds totaled in the aggregate approximately $3,745,842.60.

ITEM 4.                      Purpose of Transaction.

On January 22, 2010, Malibu Capital entered into an Option Purchase Agreement (“Del Mar Option Agreement”) which is referenced as Exhibit 2 hereto with Del Mar Master Fund, Ltd., a Cayman Islands exempted company (“Del Mar”). Pursuant to the terms of the Del Mar Option Agreement, Del Mar granted Malibu Capital an option to purchase 850,000 shares of Common Stock from Del Mar. For more detailed information related to the exercise, expiration and other terms of the Del Mar Option Agreement, please see the full text of the Del Mar Option Agreement attached as Exhibit 2 to this Schedule 13D.

On January 25, 2010, Malibu Capital entered into an Option Purchase Agreement (“Arrowgrass Option Agreement”) which is referenced as Exhibit 3 hereto with Arrowgrass Master Fund, Ltd., a Cayman Islands exempted company (“Arrowgrass”). Pursuant to the terms of the Arrowgrass Option Agreement, Arrowgrass granted Malibu Capital an option to purchase 1,856,220 shares of Common Stock from Arrowgrass. For more detailed information related to the exercise, expiration and other terms of the Arrowgrass Option Agreement, please see the full text of the Arrowgrass Option Agreement attached as Exhibit 3 to this Schedule 13D.

On February 1, 2010 the Company announced that the proposed business combination would not occur because more than 30% of the shares voted against the proposed business combination and requested redemption rights. The Company also announced that it would begin liquidating its trust account established for the benefit of its public shareholders as soon as practicable.

Page 5 of 9 pages

The Reporting Persons acquired the Issuer’s securities for investment purposes.  Except as set forth herein, including in any Exhibits hereto, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.                      Interest in Securities of the Issuer.

(a)           As of January 22, 2010, (a) Malibu Partners was the beneficial owner of 367,200 shares of Common Stock, representing 2.0% of all of the Issuer’s outstanding Common Stock; (b) Malibu Capital was the beneficial owner of 850,000 shares of Common Stock, representing 4.3% of all of the Issuer’s outstanding Common Stock; and (c) Mr. Abdalla was the beneficial owner of 1,217,200  shares of Common Stock, representing 6.2% of all of the Issuer’s outstanding Common Stock.

As of January 25, 2010, (a) Malibu Partners is the beneficial owner of 367,200 shares of Common Stock, representing 2.0% of all of the Issuer’s outstanding Common Stock; (b) Malibu Capital is the beneficial owner of 2,706,220 shares of Common Stock, representing 12.6% of all of the Issuer’s outstanding Common Stock; and (c) Mr. Abdalla is the beneficial owner of 3,073,420 shares of Common Stock, representing 14.3% of all of the Issuer’s outstanding Common Stock.

Mr. Abdalla may be deemed to beneficially own the shares of Common Stock beneficially owned by Malibu Partners and Malibu Capital.  Mr. Abdalla disclaims beneficial ownership of such shares.  The foregoing is based on 18,750,000 Shares outstanding, which reflects the number of Shares outstanding, as of January 7, 2010, as reported in the Company’s prospectus filed pursuant to Rule 424(b)(2) filed on January 11, 2010.

(b)           Mr. Abdalla may be deemed to share with Malibu Partners and Malibu Capital (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 367,200 and 2,706,220 shares of Common Stock reported herein, respectively.

(c)           Except as set forth in Item 4 above or in the chart below (which describes purchases of Common Stock on the open market), during the past 60 days, the Reporting Persons have not effected any transactions in shares of the Issuer’s Common Stock.

Date	Transaction Type	Number of Shares	Price
11/30/2009	Purchase	139,300	$9.95
12/18/2009	Purchase	220,000	$9.99
12/31/2009	Purchase	7,500	$9.99

(d)           Not applicable.

(e)           Not applicable.

Page 6 of 9 pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement

2.	Option Purchase Agreement, dated January 22, 2010

3.	Option Purchase Agreement, dated January 25, 2010

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2010

KENNETH J. ABDALLA MALIBU PARTNERS, LLC MALIBU CAPITAL PARTNERS, LLC By: /s/ Kenneth J. Abdalla Kenneth J. Abdalla, for himself, and as Managing Member of Malibu Partners and Malibu Capital

Page 8 of 9 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

2.	Option Purchase Agreement, dated January 22, 2010

3.	Option Purchase Agreement, dated January 25, 2010

Page 9 of 9 pages